# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pacira BioSciences, Inc., CIK 0001396814
CUSIP: 695127100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2000 SIERRA POINT PARKWAY, SUITE 900, BRISBANE, California (CA), 94005
Date of event which requires filing of this statement: 12/30/2025
Filed by CIK 0001962221
Persons authorized to receive notices and communications: Pedro Escudero, 3350 Virginia Street, Suite 530, Miami, Florida (FL), 33131, (305) 549-5081

## Reporting persons
- Doma Perpetual Capital Management LLC (CIK 0001962221): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,936,794; sole dispositive power 0; shared dispositive power 2,936,794; aggregate amount beneficially owned 2,936,794 (6.83% of the class)
- DOMA Perpetual LO Equity Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 2,936,794; sole dispositive power 0; shared dispositive power 2,936,794; aggregate amount beneficially owned 2,936,794 (6.83% of the class)
- Doma Perpetual Partners GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,936,794; sole dispositive power 0; shared dispositive power 2,936,794; aggregate amount beneficially owned 2,936,794 (6.83% of the class)
- Pedro Escudero: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC), personal funds (PF); sole voting power 159,000; shared voting power 2,777,794; sole dispositive power 159,000; shared dispositive power 2,777,794; aggregate amount beneficially owned 2,936,794 (6.83% of the class)
- John Templeton Foundation: type of reporting person: corporation (CO); citizenship or place of organization: Tennessee (TN); source of funds: working capital (WC); sole voting power 0; shared voting power 812,019; sole dispositive power 0; shared dispositive power 812,019; aggregate amount beneficially owned 812,019 (1.89% of the class)
  Comment: John Templeton Foundation beneficially owns Common Shares via its wholly- owned investment holding company, Reliability LLC.
- DOMA2 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,936,794; sole dispositive power 0; shared dispositive power 2,936,794; aggregate amount beneficially owned 2,936,794 (6.83% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Pacira BioSciences, Inc.
Address of issuer's principal executive offices: 2000 SIERRA POINT PARKWAY, SUITE 900, BRISBANE, California (CA), 94005
Comment: This Schedule 13D relates to the Common Shares, with par value $0.001 per share (the "Common Shares"), of Pacira BioSciences, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 2000 Sierra Point Parkway, Suite 900, Brisbane, California 94005.

## Item 2. Identity and Background
Name of person filing:
This statement is filed by the entities and persons listed below:

(i) Doma Perpetual Capital Management LLC ("Doma"), as the investment manager for Doma Perpetual Lo Equity Master Fund LP and the John Templeton Foundation ("The John Templeton Foundation"), with respect to the Common Shares beneficially owned by it;

(ii) DOMA Perpetual LO Equity Master Fund LP ("Doma Master Fund"), a Cayman Islands exempted limited partnership, with respect to the Common Shares beneficially owned by it;

(iii) Doma Perpetual Partners GP LLC ("Doma GP"), as the general partner of the Doma Master Fund, with respect to the Common Shares beneficially owned by it;

(iv) DOMA2 LLC ("Doma 2"), as the managing member of Doma GP, with respect to the Common Shares beneficially owned by it;

(v) The John Templeton Foundation, as a discretionary investment management client of Doma, with respect to the Common Shares beneficially owned by it; and

(vi) Pedro Escudero ("Mr. Escudero"), individually and as Chief Investment Officer of Doma and sole Manager of Doma 2 with respect to the Common Shares beneficially owned by him.
Residence or business address:
The address of the principal office of each of Doma, Doma Master Fund, Doma GP, Doma2, and Pedro Escudero is 3350 Virgina Street, Suite 530, Miami, FL 33133.

The address of the principal office of The John Templeton Foundation is 300 Conshohocken State Road, Suite 500, West Conshohocken, PA 19428.
Present principal occupation or employment:
Doma provides investment advisory and management services and acts as the investment manager of Doma Master Fund and The John Templeton Foundation.

Doma Master Fund has been formed for the purpose of investing in securities and engaging in all related activities and transactions.

Doma GP provides investment management services and serves as the general partner of the Doma Master Fund.

Doma 2 is the managing member of Doma GP.

The John Templeton Foundation, via its wholly-owned investment holding company, Reliability LLC, invests in securities and engages in all related activities and transactions.

Mr. Escudero serves as Chief Executive Officer and Chief Investment Officer of Doma and sole Manager of Doma 2.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Escudero is a citizen of the United States of America.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended, supplemented, and restated in its entirety as follows:

The Reporting Persons (excluding JTF which is not making or sponsoring the director nominations) intend to nominate three highly-qualified, independent director candidates at the Issuer's 2026 annual meeting of stockholders.

The Reporting Persons further assert the Issuer's Board of Directors should pursue an immediate sale of the Issuer. The Reporting Persons consider the current level of Executive Compensation and General Spending to be exorbitant and unmerited and questions whether the Board has exercised appropriate fiduciary oversight.

The Reporting Persons intend to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission to be used to solicit votes for the election of its slate of director nominees at the 2026 annual meeting of stockholders of the Issuer. The participants in the proxy solicitation are anticipated to be Doma, Doma Master Fund, Doma GP, JTF, and Pedro Escudero, and the individuals to be nominated as director candidates, who have not yet been identified.

Doma is acting as investment manager with respect to the shares beneficially owned by JTF which Doma exercises discretionary investment and voting authority. As referred to above, JTF is not making or sponsoring the director nominations.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 (a) is hereby amended, supplemented, and restated in its entirety as follows:

(a) The percentages used in this Schedule 13D are calculated based upon 43,021,275 outstanding Common Shares of the Issuer as of November 5, 2025, as provided on the cover page of the issuer's Form 10-Q, filed on November 6, 2025.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentage of the Common Shares beneficially owned by each of the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99. 1 - Press Release

## Signatures
- Doma Perpetual Capital Management LLC: /s/ Pedro Escudero, Authorized Signatory (12/31/2025)
- DOMA Perpetual LO Equity Master Fund LP: /s/ Pedro Escudero, Authorized Signatory (12/31/2025)
- Doma Perpetual Partners GP LLC: /s/ Pedro Escudero, Authorized Signatory (12/31/2025)
- Pedro Escudero: /s/ Pedro Escudero, Authorized Signatory (12/31/2025)
- John Templeton Foundation: /s/ Pedro Escudero, Authorized Signatory (12/31/2025)
- DOMA2 LLC: /s/ Pedro Escudero, Authorized Signatory (12/31/2025)